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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                             -----------------------

                            CNL Income Fund VII Ltd.
                            CNL Income Fund VIII Ltd.
                             CNL Income Fund IX Ltd.
                             CNL Income Fund X Ltd.
                      (Name of Subject Companies (Issuers))

                      MADISON LIQUIDITY INVESTORS 112, LLC
                         MADISON CAPITAL MANAGEMENT, LLC
                                 BRYAN E. GORDON
                               RONALD M. DICKERMAN
                       (Name of Filing Persons (Offerors))

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

               Subject Company                    CUSIP Number
               ---------------                    ------------
               CNL Income Fund VII Ltd.            125928853
               CNL Income Fund VIII Ltd.           125928408
               CNL Income Fund IX Ltd.             125928846
               CNL Income Fund X Ltd.              125928606

                      (CUSIP Number of Class of Securities)

                               Ronald M. Dickerman
                         Madison Capital Management, LLC
                           410 Park Avenue, Suite 540
                            New York, New York 10022
                                 (212) 687-0518

                                    Copy to:
                              David E. Martin, Esq.
                           100 Park Avenue, 22nd Floor
                            New York, New York 10017
                                 (212) 953-3822

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           Calculation of Filing Fees
--------------------------------------------------------------------------------
     Subject Company         Transaction Valuation*       Amount of Filing Fee
     ---------------         ----------------------       --------------------
CNL Income Fund VII Ltd.            $1,012,500                  $ 202.50
CNL Income Fund VIII Ltd.           $1,312,500                  $ 262.50
CNL Income Fund IX Ltd.             $1,338,750                  $ 267.75
CNL Income Fund X Ltd.              $1,500,000                  $ 300.00
                                    ----------                  --------
Totals                              $5,163,750                  $1032.75
-------------------
*For purposes of calculating the filing fee only. This amount assumes the purchase of the number of Units of the respective subject companies at the respective cash prices per Unit set forth below.

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     Subject Company              Offer Price          Number of Units Sought
     ---------------              -----------          ----------------------
CNL Income Fund VII Ltd.             $0.45                     2,250,000
CNL Income Fund VIII Ltd.            $0.50                     2,625,000
CNL Income Fund IX Ltd.              $5.10                       262,500
CNL Income Fund X Ltd.               $5.00                       300,000

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A                     Filing Party:  N/A
     Form or Registration Number:  N/A                Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Item 1.  Summary Term Sheet.

         (a) The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The names of the subject companies are CNL Income Fund VII Ltd., CNL Income Fund VIII Ltd., CNL Income Fund IX Ltd. and CNL Income Fund X Ltd., each a Florida limited partnership (each, a "Partnership"). The address of the Partnerships' principal executive offices is 405 South Orange Avenue, Orlando, Florida 32801, and its telephone number at that address is (407) 540-2000.

         (b) The Partnerships had the respective numbers of Units of Limited Partnership Interest outstanding as of June 30, 2001, according to their respective Quarterly Reports on Form 10-K for the fiscal quarters ended June 30 2001.

         (c) The information set forth under the captions "Introduction - Establishment of the Offer Prices" and Section 8 - "Effects of the Offers" in the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)-(c) The information set forth in "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchaser any of the other Bidders nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 4.  Terms of the Transaction.

         (a) This Schedule TO relates to the offers by Madison Liquidity Investors 112, LLC, a Delaware limited liability company (the "Purchaser"), and Madison Capital Management, LLC, Bryan E. Gordon and Ronald M. Dickerman, as co-bidders to purchase the number of units of limited partnership interest ("Units") in each Partnership for a cash price (each, an "Offer Price") equal to the per Unit amount set forth below, reduced by any cash distributions made or declared on or after August 31, 2001 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

                                                             Number of
         Partnership              Offer Price                Units Sought
         CNL VII                  $0.45                      2,250,000
         CNL VIII                 $0.50                      2,625,000
         CNL IX                   $5.10                        262,500
         CNL X                    $5.00                        300,000

         The information set forth under the captions Section 1 - "Terms of the Offers" through Section 7 - "Certain Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a), (b) Not applicable.

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Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a), (c)(1)-(7) The information set forth under the caption Section 9 - "Purpose of the Offers; Future Plans" in the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth under the caption Section 12 - "Source of Funds" in the Offer to Purchase is incorporated herein by reference.

         (b), (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         None.

Item 10. Financial Statements.

         The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in Section 14 - "Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

         (b)      None.

Item 12. Exhibits.

         (a)(1)   Offer to Purchase dated August 31, 2001.
         (a)(2)   Forms of Agreements of Assignment and Transfer.
         (a)(3)   Letters to Unitholders dated August 31, 2001.
         (a)(4)   Summary Publication of Notice of Offer dated August 31, 2001.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

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                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001

                                      MADISON LIQUIDITY INVESTORS 112, LLC

                                      By:  Madison Investment Partners 11, LLC,
                                           Managing Member

                                      By: /s/ Ronald M. Dickerman
                                          --------------------------------------
                                          Ronald M. Dickerman, Managing Director

                                      MADISON CAPITAL MANAGEMENT, LLC

                                      By: /s/ Ronald M. Dickerman
                                          --------------------------------------
                                          Ronald M. Dickerman, Managing Director

                                      /s/ Bryan E. Gordon
                                      ------------------------------------------
                                      BRYAN E. GORDON

                                      /s/ Ronald M. Dickerman
                                      ------------------------------------------
                                      RONALD M. DICKERMAN

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                                  EXHIBIT INDEX

Exhibit            Description                                              Page

(a)(1)    Offer to Purchase dated August 31, 2001.
(a)(2)    Forms of Agreements of Assignment and Transfer.
(a)(3)    Letters to Unitholders dated August 31, 2001.
(a)(4)    Summary Publication of Notice of Offer dated August 31, 2001.